Hatteras 1099 Advantage Institutional Fund
8540 Colonnade Center Drive
Suite 401
Raleigh, NC 27615

July 27, 2009

VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, DC 20549
Attn: Vincent J. DiStefano

Re:	Hatteras 1099 Advantage Institutional Fund (the “Registrant”)
File Nos. 333-158261; 811-22284

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the Registrant’s Registration Statement on Form N-2, including pre-effective amendments thereto, be accelerated to August 3, 2009, or as soon thereafter as is reasonably practicable.

Should the Commission or staff, acting pursuant to delegated authority, declare the filing effective, the Registrant acknowledges that such action does not foreclose the Commission from taking any action with respect to the filing.  The Registrant further acknowledges that the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HATTERAS 1099 ADVANTAGE INSTITUTIONAL FUND

/s/ J. Michael Fields
Name: J. Michael Fields
Title: Secretary

HATTERAS CAPITAL DISTRIBUTORS, LLC

/s/ J. Michael Fields
Name: J. Michael Fields
Title: Chief Compliance Officer